# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Conduit Pharmaceuticals Inc., CIK 0001896212
CUSIP: 20678X205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 TAMIAMI TRAIL NORTH, SUITE 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000318492

## Reporting persons
- A.G.P. / Alliance Global Partners, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,108,320; sole dispositive power 0; shared dispositive power 1,108,320; aggregate amount beneficially owned 1,108,320 (9.8% of the class)
- Alliance Global Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,108,320; sole dispositive power 0; shared dispositive power 1,108,320; aggregate amount beneficially owned 1,108,320 (9.8% of the class)
- David Bocchi Family Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,108,320; sole dispositive power 0; shared dispositive power 1,108,320; aggregate amount beneficially owned 1,108,320 (9.8% of the class)
- David A. Bocchi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,108,320; sole dispositive power 0; shared dispositive power 1,108,320; aggregate amount beneficially owned 1,108,320 (9.8% of the class)
- Raffaele Gambardella: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,108,320; sole dispositive power 0; shared dispositive power 1,108,320; aggregate amount beneficially owned 1,108,320 (9.8% of the class)
- Phillip W. Michals: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,108,320; sole dispositive power 0; shared dispositive power 1,108,320; aggregate amount beneficially owned 1,108,320 (9.8% of the class)

## Item 1. Issuer
Name of issuer: Conduit Pharmaceuticals Inc.
Address of issuer's principal executive offices: 4851 TAMIAMI TRAIL NORTH, SUITE 200, Naples, FLORIDA, 34103.

## Item 2. Person Filing
Name of person filing:
A.G.P. / Alliance Global Partners, LLC

Alliance Global Holdings, Inc.

David Bocchi Family Trust

David A.Bocchi

Raffaele Gambardella

Phillip W. Michals
Address of principal business office or, if none, residence: 88 Post Road West, 2nd Floor, Westport, Connecticut 06880
Citizenship:
A.G.P. / Alliance Global Partners, LLC and Alliance Global Holdings, Inc. are organized under the laws of the State of New York.

David Bocchi Family Trust was formed in New York

David A .Bocchi, Raffaele Gambardella and Phillip W. Michals are U.S. citizens

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: A.G.P./Alliance Global Partners, LLC ("AGP") directly beneficially owns 1,065,320 shares of Common Stock issued upon the partial conversion of the Convertible Note entered into by and between Conduit Pharmaceuticals Inc. and A.G.P./Alliance Global Partners, 13,000 shares of Common Stock previously held, and 29,925 shares of Common Stock underlying currently exercisable warrants.
Percent of class: 9.77% which is based on 11,338,523 shares of Common Stock of Conduit Pharmaceuticals Inc. (the "Issuer") outstanding as of April 21, 2025, as reported by the Issuer in the Form S-3.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,108,320
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,108,320

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- A.G.P. / Alliance Global Partners, LLC: /s/ Thomas Higgins, Managing Director (05/15/2025)
- Alliance Global Holdings, Inc.: /s/ Thomas Higgins, Principal Operations Officer (05/15/2025)
- David Bocchi Family Trust: /s/ David A. Bocchi, Trustee (05/15/2025)
- David A. Bocchi: /s/ David A. Bocchi, David A. Bocchi (05/15/2025)
- Raffaele Gambardella: /s/ Raffaele Gambardella, Raffaele Gambardella (05/15/2025)
- Phillip W. Michals: /s/ Phillip W. Michals, Chief Executive Officer (05/15/2025)